EXHIBIT 99.1

Strategic partnership and shareholder agreement with Keppel

Hamilton, Bermuda, Sept. 4, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") is pleased to announce that Golar GHK Lessors Limited ("Golar GHK"), a wholly owned subsidiary of the Company has today entered into a sale and purchase agreement under which a 10% interest in the total registered issued capital of Golar Hilli Corporation ("Hilli") will be sold to KSI Production Pte Ltd, an indirect wholly owned subsidiary of Keppel Corporation Limited ("Keppel"). Completion of the sale is subject to the receipt by Golar of the initial consideration. In connection with the sale, Golar GHK and Golar Hilli Corporation have also entered into a Shareholders Agreement with Keppel, which will take effect upon completion that governs the relationship between the parties with respect to the conduct of the business to be undertaken by Hilli. Under such agreement, Golar Hilli Corporation will issue cash calls on a pro rata basis to shareholders for future funding requirements for the construction, deployment, and commissioning of the world's first floating liquefaction conversion vessel based on an anticipated budget limit of $1.3 billion including contingency.  Golar is very pleased to have reached a positive conclusion to what have been most constructive discussions with Keppel. The sale further strengthens and aligns the strategic interests of both Keppel and Golar and underlines Keppel's confidence in the prospects for this industry leading project. In addition Keppel's investment further strengthens Golar's balance sheet, reduces funding risks for the Hilli conversion and enables the Company to position its self for future growth.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda
September 3, 2014
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan